UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from                      to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Explanatory Note: This Form 11-K/A is being filed solely to refile Exhibit 23.01 (consent of independent registered public accounting firm) to Cardinal Health, Inc.’s Form 11-K for the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico filed on June 29, 2009. The Exhibit 23.01 originally filed with the report inadvertently omitted the independent registered public accounting firm’s report date referenced in the consent.

Item 9.01: Financial Statements and Exhibits

(d)	Exhibits

Exhibit 23.01	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH 401(k) SAVINGS PLAN FOR EMPLOYEES OF PUERTO RICO

Date: June 29, 2009	/s/ Monica Foster
Monica Foster
Financial Benefit Plans Committee Member

EXHIBIT INDEX

Exhibit 23.01	Consent of Independent Registered Public Accounting Firm